

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Christer Rosén
Chief Executive Officer
Jupiter Neurosciences, Inc.
1001 North US HWY 1, Suite 504
Jupiter, FL 33477

> **Re: Jupiter Neurosciences, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed on May 4, 2022**
> **File No. 333-260183**

Dear Mr. Rosén:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 9 to Form S-1 filed on May 4, 2022

Description of Business
Protocol for Phase IIB Mild Cognitive Impairment/early Alzheimer's Disease trial and details that are included....
Specific Study Aims, page 111

1. We refer to comment 2 in our letter dated October 28, 2021, which we reissue in part. Please revise the following statements that imply that your product candidate is effective as such determination is solely within the authority of the FDA and comparable foreign regulators:
   - "In preclinical models, resveratrol (RSV) reverses cognitive impairment, decreases neuronal cell death, and reduces Alzheimer's disease (AD) and neuroinflammation biomarkers."

- "Based on our previous research demonstrating the significant benefits of unformulated RSV for AD, we expect that our novel JOTROL formulation, which increases the bioavailability of RSV while reducing the total dosage, will demonstrate therapeutic advantages for chronic use to slow or halt progression of MCI/early AD, while simultaneously reducing the adverse effects seen with unformulated RSV."

You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters.  Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook  at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Craig D. Linder, Esq.